 Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2007

Prepared as at October 26, 2007

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	4

Business environment	5
Risk factors	5
Forward looking statements	10
Business plan	10

Results of operations	11

Liquidity and Capital Resources	19
Working capital	19
Key contractual obligations	19
Off balance sheet arrangements	19

Transactions with related parties	19

Financial and derivative instruments	20

Critical accounting estimates	20

Evaluation of disclosure controls and procedures	20

Outlook	21
Current outlook	21

Public securities filing	21

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation (formerly Noble House Entertainment Inc.) for the year ended June 30, 2007 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2007.   The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

On October 12, 2006, the Company changed its name to LiveReel Media Corporation from Noble House Entertainment Inc.  On October 20, 2006, the Company also received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

During the three months ended September 30, 2006, LiveReel entered into an agreement to provide bridge loan financing to a production company up to $1,800,000.  All amounts under the facility were repaid in the three months ended December 31, 2006.  The Company entered into additional financing agreements totalling $625,000 in further financing to assist in the development of a feature film being developed by said production company.  After a series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced is approximately $226,000.  The Company is obligated for further advances of an additional $114,000 under the financing agreement amended in the three months ended June 30, 2007.  The Company is expected to be repaid upon successful completion and distribution of the film.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) (formerly Noble House Film and Television Inc.) formalized distribution arrangements for one of its recently completed films, King of Sorrow.  The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.

The following table sets forth certain consolidated data for the past three years.

Selected consolidated data
Year ended June 30 ($)	2007	2006	2005
Revenue	69,772	7,052	5,031
Net loss for year	(624,695)	(682,097)	(259,333)
Loss per share	$(0.04)	$(0.07)	$(0.04)
Working capital Surplus (Deficit)	1,965,665	2,499,781	(194,696)
Total assets	2,105,100	2,641,600	240,112
Capital stock	1,586,599	2,255,394	4,815,672
Warrants	6,215,747	5,729,352	-
Contributed surplus	293,370	20,391	20,391
Shareholders' equity(Deficit)	1,990,665	2,524,781	37,804
Weighted average number of shares outstanding	14,089,963	9,494,677	6,629,968

The following table summarizes financial information for the quarter ended June 30, 2007 and the preceding seven quarters:

	2007		2006
Fiscal year
Quarters ended	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005

Total Revenue	16,262	15,682	33,943	6,810	-	-	7,052	-
Loss from continuing operations	(168,662)	(229,265)	(41,707)	(185,061)	(402,078)	(144,392)	(70,352)	(65,275)
Net loss per share - basic and diluted	(0.01)	(0.02)	0.00	(0.01)	(0.03)	(0.02)	(0.01)	(0.01)

During the quarter ended June 30, 2007, losses were reduced from the quarter ended March 31, 2007 as the Company spent approximately $51,000 less on legal fees than in the prior quarter as it held its annual general meeting, and investigated different business opportunities and various share capital registrations in the prior quarter and significantly less in the final three months of the year.  The most significant component of the loss in the fourth quarter was a foreign exchange loss of approximately $127,000 as the Canadian dollar strengthened against the US dollar from approximately $0.87 as of March 31, 2007 to $0.94 as of June 30, 2007.

On a year over year basis, the Company reduced its loss by approximately $57,000, but the components of the loss are different.  Revenue increased as the Company earned approximately $65,000 more revenue primarily from interest income on much higher average cash balances in fiscal 2007 compared to 2006 as well as loaning money to pursue the making of a new feature film, The Poet.  Cash expenses increased as the Company spent approximately $75,000 more on professional fees as discussed above and suffered increased foreign exchange losses of approximately $83,000 as the Canadian dollar appreciated significantly during the fiscal year and much of the Company’s cash is held in US dollar denominations.  It also granted 1,000,000 stock options to consultants resulting in a stock compensation charge of $136,179 during the year and amortized the remainder of the balances arising from a grant of shares in fiscal 2006.  Offsetting these increased expenses was not having any writedowns of intellectual property as had occurred in fiscal 2006.  This charge in the previous fiscal year was approximately $208,000.

Losses for fiscal 2006 were much higher compared to losses for fiscal 2005 due to the fact that LRPC was operational since February 2005.  Therefore, there were only five months results in fiscal 2005 compared to the entire year in fiscal 2006. Annual operating costs of LRPC were approximately $250,000.

Number of Common Shares and Warrants

These are as follows on June 30, 2007 and October 26, 2007, the date of this report:

	#	Exercise price (in US$)	Expiry date
Shares issued and outstanding	13,721,744

Warrants issued in November 2004	3,500,000	$0.10	November 30, 2009

Warrants issued in April 2006	1,193,600	$0.10	November 30, 2009

Warrants issued in June 2006	1,500,000	$0.10	November 30, 2009

	6,193,600

Warrants are convertible into an equal number of common shares of the Company on or before the expiry date.  On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company.  This resulted in an increase in the value of the warrants and a reduction in the value of the shares issued of $486,395 using a Black-Scholes option price model.

8,967,200 shares issued and 6,193,600 shares issuable upon exercise of warrants are subject to resale restrictions under U.S securities laws.

Business Environment

Risk factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

Since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities, the Company has no significant revenues or earnings from operations since its incorporation. While one of the film properties acquired by the Company in fiscal 2005 and the film that was financed in fiscal 2007 have now been developed into feature films for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating expenses in the foreseeable future. There is no assurance that the Company will ever be profitable.

INVESTMENT STRATEGY

We have received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   We are not limited to any particular industry or type of business, and we may choose to stay within the film industry.  We have not yet identified or selected any specific investment opportunity.   Accordingly, there is no current basis for you to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

UNCERTAINTY REGARDING AUDIENCE ACCEPTANCES OF PROGRAMS

The television and motion picture industries have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture or television program as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company’s control. A lack of audience acceptance for any of the films licensed, co-produced or distributed by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition.

UNAUTHORIZED OR PIRATED USE MAY ADVERSELY AFFECT REVENUE

Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicensed broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVD’s of motion pictures or of boxed sets of television series from unauthorized vendors.

CHANGES IN REGULATIONS AND INCENTIVES MAY ADVERSELY AFFECT THE BUSINESS OF THE COMPANY

The Company plans to co-produce with or license its scripts and other intellectual properties to other entities which are expected to rely heavily on grants and labor rebates available for Canadian contents under the current regulations of Federal and Provincial governments of Canada.

Any significant changes in these regulations that result in reduced grants and rebates or elimination thereof may significantly affect the Company’s ability to produce and or license its scripts and in turn its ability to generate revenue.

THE COMPANY MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN ITS COMPETITIVE POSITION

The entertainment industry is highly capital intensive and is characterized by intense and substantial competition. A number of the Company's competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than the Company. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect the Company's ability to implement its business plan profitably. The lack of availability of unique quality content could adversely affect its business.

FOREIGN EXCHANGE RISK

The Company has foreign exchange risk because its functional currency is the Canadian dollar and a significant part of its revenue may be generated from overseas countries. An adverse move in foreign exchange rates between the Canadian dollar and the currencies of these countries could have an adverse effect on its operating results. The Company does not hedge against this risk.

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

MARKET PRICE FOR THE COMPANY'S COMMON SHARES HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-cap companies like ours, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Our shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond our control.

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY.

The company is in the business of film production, financing and distribution, which requires significantly high level of liquidity.

The Company hopes to earn sufficient revenue from distribution and scripts licensing to meet its operating needs and to raise additional equity funds through private placements of its securities with sophisticated investors.

The Company has avoided obtaining debt financing but may have to pursue this option if it is unable to obtain equity financing on acceptable terms.

If the Company is unable to achieve the expected revenue and or to obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

DILUTION

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue except interest income which does not cover our operating costs and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2007, we had approximately 13.7 million shares of common stock outstanding of which approximately 9 million are restricted securities under Rule 144 promulgated under the Securities Act.  We also have approximately 6.2 million shares of common stock issuable under presently exercisable warrants which have not yet been registered under the US Securities Act.

Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

OUR OFFICERS AND DIRECTORS RESIDE OUTSIDE OF UNITED STATES AND THERE IS A RISK THAT CIVIL LIABILITIES AND JUDGEMENTS MAY BE UNENFORCEABLE

Half of the Company’s directors and officers are residents of countries other than the United States, and most of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

We are incorporated under Canadian law. The rights and responsibilities of holders of our shares are governed by our Articles and By-Laws and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE CAN CAUSE ADDITIONAL EXPENSES AND FAILURE TO COMPLY MAY ADVERSELY AFFECT OUR REPUTATION AND THE VALUE OF OUR SECURITIES

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect our reputation and the value of our securities.

IF WE FAIL TO COMPLY WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002, OUR REPUTATION AND THE VALUE OF OUR SECURITIES MAY BE ADVERSELY AFFECTED

For the annual report pertaining to the year ending June 30, 2008, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year.  In order to achieve compliance with Section 404 within the prescribed period, management is in the process of adopting a detailed project work plan to assess the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented, remediate any control weaknesses that may be identified, and implement a continuous reporting and improvement process for internal control over financial reporting. Any failure to comply with Section 404, including issuing the required management report, may materially adversely affect our reputation and the value of our securities.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.
Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in the final quarter of fiscal 2007.  During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films.  However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach in the final quarter of fiscal 2006.

The Company plans to focus on financing feature film productions as a producer or co-producer with others. These feature films will be produced by independent production companies, to be selected by management from time to time.  The Company anticipates continuing to utilize consultants with expertise in the industry to assist in selecting content and assisting in production and distribution efforts on projects the Company chooses to be associated with.

During the three month period ended September 30, 2006, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past.  The Company entered into a bridging loan agreement which called for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet.  All amounts drawn under the bridging facility plus interest were repaid in the three months ended December 31, 2006.  The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary.

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet.  After a series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced is approximately $226,000.  The Company is obligated for further advances of an additional $114,000 under the financing agreement.  The Company is expected to be repaid upon successful completion and distribution of The Poet.

Results of Operations

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2007	2006	2005
Income	$72,697	$7,052	$5,031
Expenses	(697,392)	(689,149)	(264,564)
Net loss for period	(624,695)	(682,097)	(259,533)
Deficit at end of period	(6,105,051)	(5,480,356)	(4,798,259)

Overview

The following were the key events in the year ended June 30, 2007 -

a)
The Company’s subsidiary, LRPC was restructured to reduce the number of full time consultants effective September 1, 2006.  The Company entered into an international distribution agreement for its recently completed film, King of Sorrow.  The first sales of King of Sorrow occurred at the Berlin Film Festival in February, 2007.

b)
The Company entered into an agreement with a production company, The Poet Inc., to provide bridge financing of up to $1.8 million for production expenses of the film that The Poet Inc. is in the process of developing in the three months ended September 30, 2006.  These were repaid in the three months ended December 31, 2006.

c)
In the three months ended December 31, 2006, the Company entered into additional agreements to provide up to $625,000 in additional financing to The Poet Inc.  After a number series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced is approximately $226,000.  The Company is obligated for further advances of an additional $114,000 under the financing agreement.  The Company is expected to be repaid upon successful completion and distribution of The Poet.

d)	The lawsuit brought against the Company in Florida in October, 2005 was dismissed on March 29, 2007.

e)
On February 9, 2007, 1,000,000 options were granted to management by the board of directors.  The options granted were issued at a strike price of US$0.15 per share, expired on February 9, 2012 and were fully vested.  On the same date, the board of directors increased the number of options available to be granted under the plan to 3,000,000.  The board of directors of the Company has full discretion to decide the option price and vesting periods. The options are convertible into an equal number of common shares of the Company.  As a result of the granting of the options described above, the fair value of these options was estimated, on February 9, 2007, the date of the grant, using a Black-Scholes option price model.

The amount of $136,179 was accounted for as a stock compensation expense in the three months ended March 31, 2007.

f)
On February 27, 2007, the conversion price of all previously issued warrants (total of 6,193,600) was reduced to US $0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company.  The fair value of these warrants of February 27, 2007, the date of these changes, was estimated using a Black-Scholes option price model.

The amount of $486,395 has been accounted for as a reduction of the value of the shares previously issued.

g)
The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

The following were the key events in fiscal 2006 –

1.
One of the scripts, King of Sorrow, was sold by the company and produced into a feature film by another production company. In exchange for the rights to the screenplay, the company holds distribution rights to the film.  Sales and distribution efforts have begun for this film.

2.	The company was a co-producer in a feature film, “Due Process”. This film has been produced is now ready for commercial exploitation. The company has distribution rights to this film.

3.	The Company successfully completed two private placements with independent accredited investors and raised approximately $3 million.

4.	LRPC, the Company’s subsidiary, opened a representative office in London, UK on June 26, 2006 to facilitate European distribution networking.

The following were the key events in fiscal 2005 –

1.	The Company changed its name on November 4, 2004 from First Empire Corporation Inc. to Noble House Entertainment Inc.

2.	On November 19, 2004, the Company carried out a reverse stock split under which one new common share of the Company was issued for every two old common shares of the Company.

3.
Under the Company’s share buy-back plan to deal with fractional shares arising from the reverse stock split per (i) above, the Holders of less than ten old common shares were not issued any new shares of the Company. Instead, they were entitled to a payment of $0.10 per share, subject to minimum of $1. As a result, a maximum of 619 existing common shares are expected to be returned to the Company for cancellation for a total cash consideration of $185 under the buy-back plan. The plan has no expiry date.

4.
On November 30, 2004, the Company issued 3.5 million common shares plus 3.5 million warrants to an independent production house in settlement of the value of acquisition of certain theatrical films properties valued at $350,000. These shares cannot be sold or transferred by the vendor for at least five years from the date of issuance without the approval of the Company as per the terms of the assets purchase agreement dated November 30, 2004.

The vendor was also issued 3.5 million warrants, which are convertible into an equal number of common shares of the Company at a conversion price of $1 per warrant on or before November 30, 2006, As at June 30, 2005, none of the warrants was exercised.

The Company allowed the transfer of the 3.5 million warrants and 3.5 million shares in December 2006.  The warrants and shares acquired by the transferees are subject to resale restrictions in accordance with the regulations of the US Securities and Exchange Commission.

5.
On December 1, 2004, the Company entered into a consulting contract with Mr. Damian Lee, one of the owners of the production house from which the Company acquired certain film properties. The Contract was effective January 15, 2005 for a five-year term up to January 15, 2010. The contract provided for a monthly fee of $6,000 plus taxes plus reimbursement of expenses. In addition, Mr. Lee would also be entitled to production fees and incentives linked to his role and responsibility on each film or television production.

6.	On December 1, 2004, Mr. Damian Lee was appointed a director and chief executive officer of the Company.

7.	On January 21, 2005, the Company’s wholly owned subsidiary, First Empire Music Corp changed its name to Noble House Film & Television Inc. ( NHFT).

8.
NHFT became the operating arm of the Company. All film assets acquired in November 2004 from Noble House production Inc. were transferred to NHFT and Mr. Damian Lee took the charge of NHFT as president and brought in his team of consultants with considerable experience and contacts in the movie industry.

9.
On April 27, 2005, NASDAQ accepted the Company’s application for a listing and trading of its common shares on Over the Counter Bulletin Board and assigned a trading symbol of NHSEF to the Common shares of the Company.

Income

The Company’s primary source of income in the year ended June 30, 2007 was from interest earned on the bridge financing facility provided to a production company described earlier and by earning interest income on excess cash balances.

Income in fiscal 2006 was comprised of distribution commission of $7,052 (fiscal 2005: $5,031) received during the second quarter of the fiscal 2006 from one of the distribution rights owned by the Company.

Expenses

The overall analysis of the expenses is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2007	2006	2005

Stock based compensation	$204,578	$114,001	$5,000
Consulting expenses	138,678	199,488	71,095
Foreign exchange loss	117,336	33,958	-
Professional fees	114,311	37,849	9,680
Office and general	90,871	78,410	27,061
Shareholder information	26,312	8,935	20,122
Promotion	3,746	7,999	13,543
Bank charges and interest	1,560	1,009	563
Amortization of investment in film	-	207,500	117,500
and televison programs
	$697,392	$689,149	$264,564

Stock based Compensation

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During fiscal 2006, the board of directors of the Company approved and created two new Plans, which were all registered with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933:

1.
2006 Consultant Stock Compensation Plan covering one million common shares, which were issued to three consultants including a former director for his services as chief financial officer and two other consultants of the company for their services.  The shares were valued at $228,000 based on the market price on the date of issuance. $114,001 was expensed in fiscal 2006 and the balance of $113,999 was deferred.

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to lack of performance of duties.  The Company recorded a reduction in share capital related to the cancellation of shares of $182,400 and an increase in contributed surplus of previously amortized charges of $136,800.

2.
2006 Stock Option Plan covering one million options. None of the options were granted as at December 31, 2006.  On February 9, 2007, 1,000,000 options were granted to management by the Board of Directors.  On the same date the Board of Directors increased the number of options available to be granted under the plan to 3,000,000.  As a result of this grant, an expense of $136,179 was incurred in the three months ended March 31, 2007.

Consulting Expenses

Consulting expenses for the twelve months ended June 30, 2007 include $65,000 of fees paid to the Chief Financial Officer for consulting services provided during the period, $40,000 of fess paid to a former director and officer, and the balance related to consulting fees paid to 6 individuals who worked for the Company’s subsidiary.  Two of the former executives of the subsidiary, Mr. Damian Lee, the former President, and Mr. Lowell Conn, the former vice president, were paid a total of approximately $23,000 in the twelve month period.  All long term consulting contracts with the Company’s former senior management were cancelled without any penalty or further obligation in the three month period ended September 30, 2006.

Consulting fees for fiscal 2006 mainly included fees paid to approximately nine consultants by LRPC. Two of the former executives of the subsidiary, Mr. Damian Lee, the former president and Mr. Lowell Conn, the vice president were paid a total of approximately $131,000 or 66% of the fees as per the terms of five-year consulting contracts in place at the time.

Consulting fees in fiscal 2005 mainly consists of monthly fees paid to eight consultants working for LRPC which became fully operational in February 2005.

Foreign exchange loss

Exchange loss for the twelve months ended June 30, 2007 related entirely to the translation of US dollar balances and transactions into Canadian dollars at June 30, 2007 compared to the exchange rate used at June 30, 2006 as the Canadian dollar strengthened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

For the twelve months ended June 30, 2006 there was a $33,958 foreign exchange loss due to movements of the Canadian and US dollar in the period.

Professional fees

Professional fees in the twelve months ended June 30, 2007 were comprised of legal fees of $84,461 and audit fees of $29,850.  Legal fees relate primarily to the review of the Company’s various public filings, assistance in review of materials for the annual general meeting of shareholders held March 12, 2007, assistance with the special shareholder meeting held October 4, 2006 and general corporate matters.

Professional fees in fiscal 2006 comprised legal fees of $18,003 and audit fees of $19,846.  Legal fees of approximately $3,800 were incurred on a legal case which is discussed further under the key contractual obligation sections of this report. The remaining legal fees were mainly incurred in connection with registration of stock compensation and stock option plans with the US Securities and Exchange Commission (SEC) and with review of our annual filings by the SEC for fiscal 2004 and 2005.

Fiscal 2005 professional fees comprise the audit fee provision.

Office and general

These costs include insurance, rent, telephone, travel, and other general and administration costs.

Insurance costs for the twelve months ended June 30, 2007 of $43,200 relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time.  No such policy was in place a year ago.

Rent for the twelve months ended June 30, 2007 was $9,450 as the company shared its premises with a production company during the year.  In the twelve months ended June 30, 2006, rent was $18,505 and was incurred for the office space of the subsidiary, LRPC, which was rented at $1,300 per month under a month-to month lease as well as a small charge for corporate space from Current Capital Corporation, a shareholder.   In the twelve months ended June 30, 2005, rent of $2,248 was only for five months of operations at the subsidiary, LRPC.

Miscellaneous office and general costs include the costs of various administrative travel, courier, web site development, etc. not categorized elsewhere in the financial statements.  These costs totalled $38,221 in the twelve months ended June 30, 2007 compared to $59,905 in the twelve months ended June 30, 2006 because of there being fewer employees and consultants in fiscal 2007 compared to 2006, and associated administration costs declined accordingly.   The Company also spent approximately $5,000 developing a corporate website in the twelve months ended March 31, 2006, and no such cost was incurred in fiscal 2007.

Significant increase in other operating costs for fiscal 2006 compared to fiscal 2005 was mainly attributable to the full year’s operational costs of LRPC.

Shareholder Information

Shareholder information costs in the twelve months ended June 30, 2007 consist of the cost of holding a special shareholders’ meetings in October 2006, an annual general meeting of March 12, 2007 totaling approximately $8,800, regulatory and related filing fees of approximately $8,700 and transfer agent fees of approximately $9,500.   These costs increased from the prior year as third parties were used to facilitate filings rather than being done by the management of the Company and an extra meeting was held by the Company.

For fiscal 2006, transfer agent fees were approximately $6,400 and the balance of approximately $2,500 related to holding of annual and special meeting and filing fees.

During 2005, the Company paid to a market maker in the US , a one–time total  fee of  $11,250 comprising US$ 5,000 in cash (CDN$6,250) and $5,000 in 50,000 restricted common shares of the Company. The fee was paid for their services in connection with the Company’s application to NASDAQ for a listing and trading symbol.

The Company also paid a one-time non refundable fee of $2,000 to Canadian National Quotation Exchange (CNQ) for potentially listing the Company on CNQ. However, the Company decided not to pursue this listing further after it was accepted on NASDAQ over the counter bulletin board listing. The balance of the costs for fiscal 2005 included filing fees paid to Ontario Securities Commission and other regulatory bodies and $1,981 towards shareholders’ meeting.

Promotion

During the twelve months ended June 30, 2007, these costs related to the promotion of King of Sorrow.  During the twelve months ended June 30, 2006, these costs related to sales, marketing, travel and related costs for visits to the UK and US for promotional efforts for certain films and discussions with the group of investors who participated in the private placement.

Promotional costs for fiscal 2005 included costs of hosting a major event in September 2004 for the group of prospective investors and people in entertainment industry. The primary purpose was to introduce Noble House and Mr. Damian Lee and his team and also to identify new business opportunities.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end of June 30, 2006, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script has been developed into a feature film for which the Company held the certain distribution rights.  As at June 30, 2007, management concluded that based on the estimates of the potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.

During fiscal 2005, the carrying value of $15,000 of one of the ten scripts was fully amortized since its development plan was postponed for an indefinite period and three other scripts were partially amortised by $42,500 since they were to be re-written before being developed.

Similarly, the carrying values of three of the seven distribution contracts were fully amortised by $20,000 since no reasonable estimate of expected distribution commission can be made for the foreseeable future while the carrying value of one other distribution contract was partially amortised by $40,000.

Warrants

In January 2006, management approved changes to the terms of 3.5 million warrants issued in November 2004 to a production house as part of the purchase price of the acquisition of film properties.  The changes involved a reduction of conversion price from US $1 per warrant to US $0.50 per warrant and extension of the expiry date from November 30, 2006 to November 30, 2008.  These changes necessitated re-evaluating the fair value of the warrants on the date of granting of these concessions.  Using a Black Scholes option price model, this resulted in an increase in the value of the warrants and a reduction in share capital of $2,094, 580.

In April 2006, the Company issued 1,193,600 warrants as part of the Units issued under a private placement.  These warrants had a conversion price of US $0.50 and would have expired within two years of their issue.  Using a Black Scholes option price model, this resulted in an increase in the value of the warrants and a reduction in share capital of $1,150,081.

In June 2006, the Company issued 1,500,000 warrants as part of the Units issued under a private placement.  These warrants had a conversion price of US $0.50 and would have expired within two years of their issue.  Using a Black Scholes option price model, this resulted in an increase in the value of the warrants and a reduction in share capital of $2,484,691.

On February 27, 2007, the conversion price of the previously issued warrants was reduced to US $0.10 per warrant and the expiry date was extended to November 30, 2009 by the Board of Directors of the Company.  These changes necessitated re-evaluating the fair value of the warrants on the date of granting of these concessions.  Using a Black Scholes option price model, this resulted in an increase in the value of the warrants and a reduction in share capital of $486,395.

The assumptions used in pricing and further description of the above transactions are described in Note 9 of the audited consolidated financial statements for the year ended June 30, 2007.

Liquidity and Capital Resources

Working Capital

As at June 30, 2007, the Company had a net working capital position of $1,965,665 compared to a working capital position of $2,499,781 as of June 30, 2006.   Cash on hand as at June 30, 2007 was $1,644,350 compared to $2,140,670 in cash and treasury bills as at June 30, 2006.

The working capital position has declined by approximately $534,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2007 and the financing of a feature film as disclosed earlier.

The Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year.

Key Contractual obligations

These are detailed in Note 13 – commitments and contingent liabilities to the consolidated financial statements for the year ended June 30, 2007.

Off balance sheet arrangements

At June 30, 2007 and 2006, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the years ended March 31, 2007, 2006 and 2005 are discussed in Note 12 of the audited consolidated financial statements.

Financial and derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at June 30, 2007.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the years ended June 30, 2007 and 2006, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2007. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the year ended June 30, 2007.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current outlook

LiveReel currently has approximately $1.6 million in cash with no significant debts. It has the backing of new shareholders with considerable financial strength and network in the entertainment industry. These shareholders have taken an active approach to the operations and management of the Company.

We are confident that with resources at our disposal we will succeed in improving the profitability of the business over time.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com